

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

<u>Via Facsimile</u>
Mr. Perry Leopold
Chief Executive Officer and Chief Financial Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, PA 19446

      Re: North Bay Resources, Inc.
               Form 8-K
               Filed July 1, 2011
               File No. 000-54213

Dear Mr. Leopold:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Branch Chief